[LOGO]    FORUM
FINANCIAL GROUP




                                        June 9, 2003
Via EDGAR


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  Monarch Funds
     Remove N-14 EDGAR Filing Filed on June 6, 2003 File No. 33-49570

Dear Sir or Madam:

     Please remove the Monarch Funds N-14 filing filed on June 6, 2003 with accession number 0001004402-03-000359. It was submitted with the incorrect submission header (N-14) and was refiled with the correct submission header
(485b) on June 9, 2003 with accession number 0001004402-03-000361.

                                        Very truly yours,

                                        /s/ L. Greg Curtis

                                        L. Greg Curtis
                                        Forum Administrative Services, Inc.








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